                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                            PROTEIN DESIGN LABS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74369L103
                            -------------------------
                                 (CUSIP Number)


                                  March 6, 1998
                     --------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  74369L103                  13G


      1  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Soros Fund Management LLC

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a) [ ]
                                                    (b) [x]

      3  SEC USE ONLY

      4  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

                     5  SOLE VOTING POWER

                        963,700

   NUMBER OF         6  SHARED VOTING POWER
     SHARES
  BENEFICIALLY          -0-
    OWNED BY
      EACH           7  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON             963,700
      WITH

                     8  SHARED DISPOSITIVE POWER

                        -0-

      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         963,700

     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                        [X]


     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.29%

     12  TYPE OF REPORTING PERSON*

         OO, IA

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  74369L103                  13G


      1  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         George Soros  (in the capacity described herein)

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a) [ ]
                                                   (b) [x]

      3  SEC USE ONLY


      4  CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

                     5  SOLE VOTING POWER

                        -0-

    NUMBER OF        6  SHARED VOTING POWER
     SHARES
  BENEFICIALLY          963,700
    OWNED BY
      EACH           7  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON             -0-
      WITH

                     8  SHARED DISPOSITIVE POWER

                        963,700

      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         963,700

     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                            [X]


     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.29%

     12  TYPE OF REPORTING PERSON*

         IA



                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  74369L103                  13G


      1  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stanley F. Druckenmiller (in the capacity described herein)

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [ ]
                                                        (b) [x]

      3  SEC USE ONLY


      4  CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

                     5  SOLE VOTING POWER

                        350,100

   NUMBER OF         6  SHARED VOTING POWER
     SHARES
  BENEFICIALLY          963,700
    OWNED BY
      EACH           7  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON             350,100
      WITH
                     8  SHARED DISPOSITIVE POWER

                        963,700

      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,313,800

     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                        [ ]

     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.21%

     12  TYPE OF REPORTING PERSON*

         IA


                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No.  74369L103                  13G


      1  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Duquesne Capital Management, L.L.C.

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (a) [ ]
                                                     (b) [x]

      3  SEC USE ONLY


      4  CITIZENSHIP OR PLACE OF ORGANIZATION

         PENNSYLVANIA

                     5  SOLE VOTING POWER

                        350,100

   NUMBER OF         6  SHARED VOTING POWER
     SHARES
  BENEFICIALLY          -0-
    OWNED BY
      EACH           7  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON             350,100
      WITH

                     8  SHARED DISPOSITIVE POWER

                        -0-

      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         350,100

     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                        [X]


     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.92%

     12  TYPE OF REPORTING PERSON*

         OO, IA


                      *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1(a)             Name of Issuer:
                      --------------

                      Protein Design Labs, Inc. (the "Issuer")

Item 1(b)             Address of Issuer's Principal Executive Offices:
                      -----------------------------------------------

                      2375 Garcia Avenue
                      Mountain View, California 94043

Items 2(a)            Name of Person Filing:
                      ---------------------

                      This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

                      i)   Soros Fund Management LLC, a Delaware
                           limited liability company ("SFM LLC");

                      ii)  Mr. George Soros ("Mr. Soros");

                      iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");
                           and

                      iv)  Duquesne Capital Management, L.L.C., a
                           Pennsylvania limited liability company
                           ("Duquesne LLC").

                      This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners and the Duquesne LLC Clients (each as defined herein). SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners LDC, a Cayman Islands exempted duration company ("Quantum Partners") and, as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm that serves as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").

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Item 2(b)             Address of Principal Business Office:
                      ------------------------------------

                      The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                      The address of the principal business office of Duquesne LLC is 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591.

Item 2(c)             Citizenship:
                      -----------

                      i)    SFM LLC is a Delaware limited liability company;

                      ii)   Mr. Soros is a United States citizen;

                      iii)  Mr. Druckenmiller is a United States citizen; and

                      iv) Duquesne LLC is a Pennsylvania limited liability company.

Item 2(d)             Title of Class of Securities:
                      ----------------------------

                      Common Stock, par value $0.01 per share (the "Shares")

Item 2(e)             CUSIP Number:
                      ------------

                      74369L103

Item 3                Not Applicable

Item 4.               Ownership:
                      ---------

Item 4(a)             Amount Beneficially Owned:
                      -------------------------

                      As of March 5, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of
                      Shares:

                      i) SFM LLC and Mr. Soros and may be deemed to be the beneficial owner of the 963,700 Shares held for the account of Quantum Partners.

                      ii) Mr. Druckenmiller may be deemed the beneficial owner of 1,313,800 Shares. This number consists of (A) 963,700 Shares held for the account of Quantum Partners and (B) 350,100 Shares held for the accounts of the Duquesne LLC Clients.

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                      iii) Duquesne LLC may be deemed the beneficial owner of
                      the 350,100 Shares held for the accounts of the Duquesne LLC Clients.


Item 4(b)             Percent of Class:
                      ----------------

                      i) The number of Shares of which SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes approximately 5.29% of the total number of Shares outstanding.

                      ii) The number of Shares of which Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 7.21% of the total number of Shares outstanding.

                      iii) The number of Shares of which Duquesne LLC may be deemed to be the beneficial owner constitutes approximately 1.92% the total number of Shares outstanding.


Item 4(c)             Number of shares as to which such person has:
                      --------------------------------------------

                      SFM LLC
                      -------

                      (i)   Sole power to vote or to direct the vote:
                            963,700

                      (ii)  Shared power to vote or to direct the vote: -0-

                      (iii) Sole power to dispose or to direct the disposition
                            of: 963,700

                      (iv) Shared power to dispose or to direct the disposition of: -0-

                      Mr. Soros
                      ---------

                      (i)   Sole power to vote or to direct the vote: -0-

                      (ii)  Shared power to vote or to direct the vote: 963,700

                      (iii) Sole power to dispose or to direct the disposition
                            of: -0-

                      (iv) Shared power to dispose or to direct the disposition of: 963,700

                      Mr. Druckenmiller
                      -----------------

                      (i)   Sole power to vote or to direct the vote: 350,100

                      (ii)  Shared power to vote or to direct the vote: 963,700

                      (iii) Sole power to dispose or to direct the disposition
                            of: 350,100

                      (iv) Shared power to dispose or to direct the disposition of: 963,700

                      Duquesne LLC
                      ------------

                      (i)   Sole power to vote or to direct the vote: 350,100

                      (ii)  Shared power to vote or to direct the vote: -0-

                      (iii) Sole power to dispose or to direct the disposition
                            of: 350,100

                      (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5                Ownership of Five Percent or Less of a Class:
                      --------------------------------------------

                      Not Applicable

Item 6                Ownership of More than Five Percent on Behalf of Another
                      Person:
                      --------------------------------------------------------

                      The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                      The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for their accounts.

                      Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares held for the accounts of the Duquesne LLC Clients. Duquesne LLC expressly disclaims beneficial ownership of any Shares held for the account of Quantum Partners.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                      --------------------------------------------

                      Not Applicable

Item 8                Identification and Classification of Members of the
                      Group:
                      ---------------------------------------------------

                      Not Applicable


Item 9                Notice of Dissolution of Group:
                      ------------------------------

                      Not Applicable

Item 10               Certification:
                      -------------

    By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 6, 1998         SOROS FUND MANAGEMENT LLC


                             By: /s/  Michael C. Neus
                                --------------------------------
                                   Michael C. Neus
                                   Assistant General Counsel


Dated: March 6, 1998         GEORGE SOROS


                             By: /s/  Michael C. Neus
                                -------------------------------
                                   Michael C. Neus
                                   Attorney-in-Fact


Dated: March 6, 1998         STANLEY F. DRUCKENMILLER


                             By: /s/  Michael C. Neus
                                -------------------------------
                                   Michael C. Neus
                                   Attorney-in-Fact


Dated: March 6, 1998         DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                             By: /s/  Gerald Kerner
                                -------------------------------
                                    Gerald Kerner
                                    Managing Director

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                                  EXHIBIT INDEX
                                  -------------

Exhibit No.           Description
-----------           -----------


A. Power of Attorney dated as of January 1, 1997 granted by Mr. George Soros in favor of Mr. Sean
        Warren and Mr. Michael Neus.

B. Power of Attorney dated as of January 1, 1997 granted by Mr. Stanley F. Druckenmiller in favor of Mr. Sean Warren and Mr. Michael Neus.

C. Joint Filing Agreement dated March 6, 1998 by and among Soros Fund Management LLC, Mr. George
        Soros and Mr. Stanley F. Druckenmiller and Duquesne
        Capital Management, L.L.C.